                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                  CompUSA Inc.

                       (Name of Subject Company (Issuer))

                          Grupo Sanborns, S.A. de C.V.
                                       and
                              TPC Acquisition Corp.
                       (Name of Filing Persons (Offerors))

                     Common Stock, $.01 Per Share Par Value
           (Including the Associated Rights to Purchase Common Stock)

                         (Title of Class of Securities)

                                    209432107

                      (CUSIP Number of Class of Securities)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                                   D.F. 11000
                                     Mexico
                                011-525-540-9225

                                   Copies to:

                            Daniel S. Sternberg, Esq.
                             Jorge Juantorena, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
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[X]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13c-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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For Immediate Release
8:00 am 1/24/00

           GRUPO SANBORNS TO ACQUIRE COMPUSA INC. FOR $10.10 PER SHARE

New York and Dallas, January 24, 2000 -- Grupo Sanborns, S.A. de C.V., a leading Mexican retail group with an expanding presence in e-commerce, and CompUSA Inc. (NYSE: CPU), announced today that they have reached a definitive agreement for Grupo Sanborns to acquire all of the outstanding shares of CompUSA for $10.10 per share in cash.

Under the terms of the agreement, Grupo Sanborns will shortly commence a tender offer to acquire all of the common shares of CompUSA that it does not already own. Grupo Sanborns currently indirectly owns approximately 14.8 percent of CompUSA's shares. The agreement has been unanimously approved by the Board of Directors of CompUSA.

Grupo Sanborns said that it expects to ally itself with strategic business partners to enhance the value of its investment in CompUSA, including Telefonos de Mexico, S.A de C.V. (Telmex), Microsoft Corporation, SBC Communications and Prodigy Communications Corporation. Telmex, Microsoft and SBC are expected to be minority investors in the company.

"CompUSA is a premier retail brand for computer equipment, consumer technology and related services in the U.S., and represents a tremendous opportunity to leverage the management experience of Sanborns in the retail and e-commerce sectors," said Carlos Slim Domit, Chairman of Grupo Sanborns. "The addition of strategic partners would also allow us to capitalize on the track records of Telmex, Microsoft, SBC and Prodigy for marketing consumer technology and telecommunications products and services."

"We believe that this offer represents a good value for our shareholders and an exciting new future for our customers, employees and business partners," said James Halpin, President and Chief Executive Officer of CompUSA. "We look forward to continuing to grow the company with the support of Grupo Sanborns and its business partners."

"We believe that we can build CompUSA into an even stronger competitor in the consumer technologies sector," said Mr. Slim Domit. "We also believe that we can re-energize the organization by taking the consumer experience of shopping at CompUSA to a new level, by uniting excellent customer service, whether in-store or online." Mr. Slim Domit added that among the resources that can be brought to market are "click-and-brick" initiatives through Prodigy and Microsoft, and new consumer technology and telecommunications products and services through Telmex and SBC.


                                     -more-

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Grupo Sanborns has one of the strongest retail brand portfolios in Mexico. It owns and operates 305 stores in major cities across the country, including Sanborns, Sanborns Cafe, Sears Roebuck de Mexico, Pasteleria el Globo, Mix-up and Discolandia as well as manufactures food and household/personal care items sold throughout Mexico. The group's e-commerce initiatives include a shopping portal for Sanborns products. The Group has over 30,000 employees.

CompUSA Inc. is one of the nation's leading retailers and resellers of personal computers and related products and services. The company currently operates 217 CompUSA Computer Superstores in 84 major metropolitan markets across the United States that serve retail, corporate, government and education customers and include technical service departments. Many of the stores also include classroom training facilities. CompUSA employs approximately 20,000.

Credit Suisse First Boston acted as exclusive financial advisor to CompUSA in this transaction.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF COMPUSA. AT THE TIME SANBORNS COMMENCES ITS OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND COMPUSA WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF COMPUSA, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

Certain statements in this press release, including statements concerning expected operations and financial results, are "forward-looking statements" as defined under the securities laws. CompUSA's operations are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward-looking statements. CompUSA's SEC filings, as updated from time to time, contain important information identifying a number of these risk factors. This information can be found under the heading "Management Discussion and Analysis of Financial Conditions and Results of Operations" in CompUSA's Annual Report on Form 10-K filed by CompUSA with the SEC as updated by CompUSA's other SEC filings from time to time. Any forward-looking statements should be evaluated in light of these important risk factors.


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